Exhibit 99.1

UROPLASTY REPORTS THIRD QUARTER OF FISCAL 2012 FINANCIAL RESULTS

~Net sales increased 53% from the prior year to $5.3 million~
~Sales to U.S. customers grew 78% driven by an 89% increase in Urgent® PC~
~U.S. sales of Macroplastique® up 71%~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, January 26, 2012 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the third quarter of fiscal 2012 ended December 31, 2011.

Global sales increased 53% to $5.3 million in the third quarter of fiscal 2012, compared with $3.5 million in the fiscal third quarter a year ago.  Sales in the U.S. grew 78%, with an 89% increase in sales of the Urgent PC Neuromodulation System and a 71% increase in sales of Macroplastique.  Outside the U.S., sales rose by 19%.

“Year over year sales growth for both Urgent PC and Macroplastique remained strong inside and outside the U.S.  Macroplastique continued to gain market acceptance in the U.S.  Although we were not pleased that our sequential quarterly sales in the U.S. of Urgent PC were relatively flat, we are confident that by implementing key new initiatives, we will continue to realize growth in the upcoming quarters,” said David Kaysen, President and CEO of Uroplasty, Inc.

On a sequential basis, U.S. sales of Urgent PC in the third quarter of fiscal 2012 were essentially unchanged from the second quarter of fiscal 2012.  There were 500 active U.S. Urgent PC customers during the fiscal third quarter compared with 509 in the second quarter.  The Company sold 2,531 lead set boxes during the third quarter compared with 2,579 in the prior quarter.

“To accelerate Urgent PC sequential growth in the U.S., we intend to help our new customers ramp up and more quickly incorporate the therapy into their practices,” Mr. Kaysen continued.  “To accomplish this, we have aligned our sales initiatives and incentives, which we believe will shorten the period between the initial purchase and the scheduling of patients for treatment.  Second, to increase our penetration within our physician accounts, we are providing physicians with tools focused on helping them build their Urgent PC practices.  We also continue to focus on adding new customers.

“In addition, the Medicare carrier for Florida has released a formal, specific reimbursement policy for posterior tibial nerve stimulation (PTNS) that becomes effective February 1, a step that we have encouraged and that we believe will now streamline the processing of insurance claims submitted by our customers.  With this update in the reimbursement policy and through execution of our initiatives to increase penetration of our existing accounts, we expect U.S. sales of Urgent PC to improve.”

Urgent PC sales in the U.S. were $2.0 million in the quarter ended December 31, 2011, compared with $1.0 million in the same quarter last year.  The growth in Urgent PC sales is the result of the expanded sales and marketing efforts the Company made subsequent to obtaining the new Category I CPT® code for PTNS that became effective in January 2011, the expansion of the field sales organization and the increased reimbursement coverage by insurance carriers.

Macroplastique sales in the U.S. totaled $1.6 million in the recent third quarter compared to $925,000 during the same quarter last year.  Growth of Macroplastique sales was due to continued demand from customers of a competitor who has exited the bulking market.

Net sales to customers outside of the U.S. for the fiscal third quarter were $1.8 million, a 19% increase from $1.5 million in the same quarter last year.  Excluding the impact of foreign exchange translation, sales outside the U.S. increased by approximately 20%.

The Company reported an operating loss of $1.1 million in the fiscal third quarter, compared with $1.5 million in the same quarter last year.  Excluding non-cash charges for share-based compensation, and depreciation and amortization expense, the non-GAAP operating loss was $570,000 in the fiscal third quarter, compared with $1.1 million in the year-ago quarter.  The decrease in non-GAAP operating loss is attributed to the increase in sales and gross profit percent, which more than offset the increase in spending, primarily in selling and marketing.

For the nine-month period ended December 31, 2011, sales grew 53% to $15.0 million, reflecting an 81% increase in U.S. sales and an 18% increase in sales outside the U.S.  In the U.S., Urgent PC sales grew 86% and Macroplastique sales increased 75%.

The Company ended the quarter with cash, cash equivalents and cash investments of $16.7 million.

“We remain confident about the outlook for Urgent PC.  Doctors continue to report excellent results for their patients suffering from overactive bladder syndrome, and reimbursement at this stage of the product launch is working well.  To date, ten regional Medicare carriers representing 35 states, with approximately 31 million covered lives, have indicated they will provide coverage for PTNS treatments.  In addition, we estimate that private payers providing insurance to approximately 84 million lives have elected to provide coverage for PTNS treatments.  We believe that Urgent PC is one the most effective and safe solutions for the treatment of symptoms of overactive bladder, and we expect to return to sequential quarterly growth in Urgent PC sales,” Mr. Kaysen concluded.

Conference Call
Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal third quarter ended December 31, 2011. David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-9205. An audio replay will be available for 30 days following the call at 800-406-7325 (domestic) or 303-590-3030 (international), with the passcode 4502445#.

About Uroplasty, Inc.
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in
The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions.  Our focus is the continued commercialization of our Urgent PC Neuromodulation System, the only FDA-cleared system that delivers posterior tibial nerve stimulation for the office-based treatment of overactive bladder and the associated symptoms of urgency, frequency and urge incontinence.

We also offer Macroplastique Implants, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information
This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our productions by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

CPT is a registered trademark of the American Medical Association.

For Further Information: Uroplasty, Inc. David Kaysen, President and CEO, or Medi Jiwani, Vice President, CFO, and Treasurer 952.426.6140	EVC Group Doug Sherk/Jenifer Kirtland (Investors) 415.568.4887 Chris Gale (Media) 646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2011	2010	2011	2010

Net sales	$5,344,188	$3,492,067	$14,964,932	$9,772,389
Cost of goods sold	776,538	604,566	2,245,440	1,709,731

Gross profit	4,567,650	2,887,501	12,719,492	8,062,658

Operating expenses
General and administrative	924,524	861,183	2,888,939	2,609,060
Research and development	586,439	423,794	1,499,070	1,296,431
Selling and marketing	3,902,952	2,871,456	11,366,969	6,877,402
Amortization	215,164	211,058	641,535	632,508
	5,629,079	4,367,491	16,396,513	11,415,401

Operating loss	(1,061,429)	(1,479,990)	(3,677,021)	(3,352,743)

Other income (expense)
Interest income	14,268	21,135	45,818	52,762
Interest expense	-	(652)	(57)	(4,537)
Foreign currency exchange gain (loss)	(11,025)	503	(14,304)	12,867
	3,243	20,986	31,457	61,092

Loss before income taxes	(1,058,186)	(1,459,004)	(3,645,564)	(3,291,651)

Income tax expense	9,352	8,927	31,768	28,260

Net loss	$(1,067,538)	$(1,467,931)	$(3,677,332)	$(3,319,911)

Basic and diluted loss per common share	$(0.05)	$(0.07)	$(0.18)	$(0.18)

Weighted average common shares outstanding:
Basic and diluted	20,718,347	20,514,530	20,678,865	18,314,157

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31, 2011	March 31, 2011

Assets
Current assets:
Cash and cash equivalents & short-term investments	$12,302,995	$14,084,150
Accounts receivable, net	2,397,799	2,085,262
Inventories	810,120	677,960
Other	450,608	348,100
Total current assets	15,961,522	17,195,472

Property, plant, and equipment, net	1,180,095	1,210,542
Intangible assets, net	1,161,339	1,725,136
Long-term investments	4,437,070	5,508,701
Deferred tax assets	84,292	87,031
Total assets	$22,824,318	$25,726,882

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$565,764	$658,107
Current portion – deferred rent	35,000	35,000
Income tax payable	11,865	6,901
Accrued liabilities:
Compensation	1,693,502	1,597,657
Other	488,344	247,451

Total current liabilities	2,794,475	2,545,116

Deferred rent – less current portion	50,851	77,272
Accrued pension liability	416,114	475,845

Total liabilities	3,261,440	3,098,233

Total shareholders’ equity	19,562,878	22,628,649

Total liabilities and shareholders’ equity	$22,824,318	$25,726,882

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED Consolidated Statements of Cash Flows
 (Unaudited)

	Nine Months Ended December 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(3,677,332)	$(3,319,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	832,309	848,385
Loss on disposal of equipment	6,475	192
Amortization of premium on marketable securities	27,210	7,226
Share-based consulting expense	4,125	9,739
Share-based compensation expense	498,906	279,083
Deferred income taxes	(4,698)	(5,863)
Deferred rent	(26,421)	(26,421)
Changes in operating assets and liabilities:
Accounts receivable, net	(374,068)	(261,136)
Inventories	(146,058)	(248,656)
Other current assets	(106,156)	(48,492)
Accounts payable	(82,491)	4,474
Accrued liabilities	356,589	616,036
Accrued pension liability, net	(25,428)	(16,109)
Net cash used in operating activities	(2,717,038)	(2,161,453)

Cash flows from investing activities:
Proceeds from maturity of marketable securities	13,018,252	4,000,000
Purchases of marketable securities	(10,686,270)	(16,311,352)
Purchases of property, plant and equipment	(222,826)	(128,935)
Purchase of intangible assets	(77,738)	(11,300)
Net cash provided by (used in) investing activities	2,031,418	(12,451,587)

Cash flows from financing activities:
Net proceeds from public offering of common stock	-	14,917,059
Net proceeds from exercise of warrants and options	208,825	2,467,007
Net cash provided by financing activities	208,825	17,384,066

Effect of exchange rate changes on cash and cash equivalents	(26,208)	(37,554)

Net increase in cash and cash equivalents	(503,003)	2,733,472

Cash and cash equivalents at beginning of period	6,063,573	2,311,269

Cash and cash equivalents at end of period	$5,560,570	$5,044,741

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$57	$-
Cash paid during the period for income taxes	31,307	9,633

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended December 31, 2011 and 2010 was approximately $570,000 and $1,059,000, respectively.  Our non-GAAP operating loss during the nine months ended December 31, 2011 and 2010 was approximately $2.3 million and $2.2 million, respectively.  The decrease in non-GAAP operating loss for the three months ended December 31, 2011 over the corresponding period a year ago is attributed to the increase in sales and gross profit percent, which more than offset the increase in spending, primarily in selling and marketing.

		Expense Adjustments
Three-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization	Non-GAAP
December 31, 2011
Gross Profit	$4,568,000	$6,000	$9,000		$4,583,000
% of sales	85.5%				85.8%
Operating Expenses
General & administrative	925,000	(132,000)	(40,000)		753,000
Research and development	586,000	(11,000)	(2,000)		573,000
Selling and marketing	3,903,000	(62,000)	(14,000)		3,827,000
Amortization	215,000			(215,000)	-
	5,629,000	(205,000)	(56,000)	(215,000)	5,153,000
Operating Loss	$(1,061,000)	$211,000	$65,000	$215,000	$(570,000)

December 31, 2010
Gross Profit	$2,888,000	$4,000	$12,000		$2,904,000
% of sales	82.7%				83.2%
Operating Expenses
General & administrative	861,000	(100,000)	(38,000)		723,000
Research and development	424,000	(7,000)	(3,000)		414,000
Selling and marketing	2,872,000	(29,000)	(17,000)		2,826,000
Amortization	211,000			(211,000)	-
	4,368,000	(136,000)	(58,000)	(211,000)	3,963,000
Operating Loss	$(1,480,000)	$140,000	$70,000	$211,000	$(1,059,000)

		Expense Adjustments
Nine-Months Ended	GAAP	Share-based Expense	Depreciation	Amortization	Non-GAAP
December 31, 2011
Gross Profit	$12,720,000	$16,000	$25,000		$12,761,000
% of sales	85.0%				85.3%
Operating Expenses
General & administrative	2,889,000	(296,000)	(119,000)		2,474,000
Research and development	1,499,000	(30,000)	(8,000)		1,461,000
Selling and marketing	11,367,000	(161,000)	(39,000)		11,167,000
Amortization	642,000			(642,000)	-
	16,397,000	(487,000)	(166,000)	(642,000)	15,102,000
Operating Loss	$(3,677,000)	$503,000	$191,000	$642,000	$(2,341,000)

December 31, 2010
Gross Profit	$8,063,000	$13,000	$43,000		$8,119,000
% of sales	82.5%				83.1%
Operating Expenses
General & administrative	2,609,000	(168,000)	(114,000)		2,327,000
Research and development	1,297,000	(20,000)	(8,000)		1,269,000
Selling and marketing	6,877,000	(88,000)	(51,000)		6,738,000
Amortization	633,000			(633,000)	-
	11,416,000	(276,000)	(173,000)	(633,000)	10,334,000
Operating Loss	$(3,353,000)	$289,000	$216,000	$633,000	$(2,215,000)